DLA Piper LLP (US)
4365 Executive Drive, Suite 1100 San Diego, California 92121-2133
www.dlapiper.com

Douglas J. Rein
doug.rein@dlapiper.com
T 858.677.1443
F 858.638.5043

June 2, 2010	OUR FILE NO. 367467-1

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3661

Washington, D.C.  20549

Re:                           SouthWest Water Company
Preliminary Proxy Statement on Schedule 14A
File No. 000-08716

Ladies and Gentlemen:

On behalf of SouthWest Water Company (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) a revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).  The Company has revised the Proxy Statement to update appropriate disclosures and to respond to comments provided by the staff of the Commission in its letter dated May 19, 2010 (the “Comment Letter”).

The courtesy package that is being provided to Robert Errett of the Staff contains a copy of this letter and a copy of the revised Proxy Statement, which has been marked to show changes from the version filed with the Commission on April 23, 2010.  We have also enclosed with the courtesy package sent to Mr. Errett certain materials being provided supplementally to the Staff.

The Company hereby submits the following responses to the Comment Letter.  For ease of reference, we have provided the text of each of the comments in the Comment Letter followed by the Company’s response.

General

1.                                    Please revise to clearly indicate that the proxy statement and form of proxy are preliminary copies. Refer to Rule 14a-6(e)(l).

RESPONSE:  The Company has added the “Preliminary Copy — Subject to Completion” legend to the cover page of the Proxy Statement and to the form of proxy.

2.                                    We note that members of the company’s board and management will receive benefits as a result of the merger. Where you include the board’s recommendation, disclose with equal prominence that board members and management will directly benefit from the merger. Please make similar revisions in all applicable places in the filing.

Securities and Exchange Commission

June 2, 2010

Page Two

RESPONSE:  The Company has revised the Letter to Stockholders and other appropriate sections of the Proxy Statement to include a statement indicating “In considering the recommendation of our board of directors that you vote to adopt the merger agreement, you should be aware that there are provisions of the merger agreement and the merger that will result in certain benefits to our directors and executive officers that are different from, or in addition to, the benefits received by our stockholders generally”.

Letter to Stockholders and Notice of Special Meeting

3.                                    Please revise your descriptions of the merger to describe the transaction in clear, plain English. Where you discuss the existence of a merger subsidiary for the mechanics of the transaction, please also simply state first that institutional investors advised by J.P. Morgan Asset Management and Water Asset Management L.L.C. will acquire SouthWest Water Company. Please revise throughout the proxy statement.

RESPONSE:  The Company has revised the descriptions of the merger in the Letter to Stockholders, the Notice of the Annual Meeting, and various sections of the Proxy Statement containing a discussion of the mechanics of the merger as requested.

Summary of the Merger, page 1

4.                                    Please note that the summary is intended to provide only a brief overview of the key aspects of the merger. Currently, your summary copies information discussed elsewhere in your document. For example, your summary of the merger termination provisions and the fees and expenses applicable in the event the merger is terminated appears to be identical to sections discussing these issues. Please revise your summary section accordingly. Please refer to Instruction 1 to Item 1001 of Regulation M-A.

RESPONSE:  The Company has revised the Summary of the Merger section as requested, including providing summaries of the material under the headings “Conditions to Closing”, “Termination of the Merger Agreement” and “Termination Fees and Expenses”.  The Company has also eliminated the heading “Other Important Conditions” and moved up several of the subsections to the forefront of the “Summary of the Merger” section, which we believe puts them in a more logical order of significance.

The Merger, page 1

5.                                    Please disclose the total amount of consideration to be received in the transaction.  Also disclose the total amount of transaction costs.

RESPONSE:  The Company has added the requested disclosures to the discussion on page 1 under the caption “The Merger”.

Securities and Exchange Commission

June 2, 2010

Page Three

Treatment of Company Securities in the Merger, page 2

6.                                    Please describe the redemption terms applicable to the Series A preferred stock including the amount payable per share.

RESPONSE:  The Company has added a description of the Series A Preferred Stock redemption terms to this section.

Other Important Considerations, page 7

7.                                    Please briefly describe the reasons for engaging in the merger.

RESPONSE:  The Company has revised this discussion to include a summary of the reasons for engaging in the merger.  As a result of the revisions discussed in the response to comment 4, this discussion now appears on the second page of the Summary.

Interests of Our Directors and Executive Officers in the Merger, page 8

8.                                    Quantify in dollars the aggregate amount of compensatory payments and all other benefits that all directors and executive officers will receive as a result of the transaction, including the dollar value of the securities subject to accelerated vesting.  Provide this information on an individual and group basis. Please make similar revisions under the section starting on page 39.

RESPONSE:  The Company has revised this discussion, as well as the disclosure in the introductory paragraph under the heading “Interests of Directors and Executive Officers in the Merger” to include the requested information.  Since the total benefits payable to all non-employee directors was only 2.5% of the total amounts payable, the Company does not believe that providing information for each director is material to an investor’s understanding.

The Merger, page 16

Background of the Merger, page 16

9.                                    In several locations throughout your Background of the Merger section you refer to parties generally. For example, you do not identify the members of the special committee formed on November 5, 2007 nor do you identify the members of the Financial Planning and Investment Committee that attended a meeting with Wells Fargo on December 3, 2008. Please revise your disclosure so that it identifies all material persons who participated in the various discussions regarding the transaction rather than the general descriptions you currently provide. Please address the above examples, but realize that these are only examples and not an exhaustive list of the revisions you should make.

Securities and Exchange Commission

June 2, 2010

Page Four

RESPONSE:  The Company has revised this discussion to identify the members of the initial special committee and of the Financial Planning and Investment Committee.  The Company has also added the names of other persons who were material to the Board’s decision process and who participated in various discussions regarding the transaction.

10.                             We note that where you summarize issues or matters under discussion in your proxy statement you use phrases such as “among other matters” or “among other things.” For example, in the last sentence of the third paragraph in this section you use the phrase “among other matters.” Please confirm, if true, that your use of these phrases throughout this section and your proxy statement is intended to convey that other issues were discussed that, relatively speaking, were immaterial and that you have otherwise disclosed the material issues. Alternatively, revise to remove these phrases.

RESPONSE:  The Company has removed the phrases “among other matters” and “among other things” in this section and elsewhere in the Proxy Statement where considered appropriate.  When used, those phrases had been intended to convey that other relatively immaterial topics were also discussed.  However, the Company does not believe that those phrases are necessary and has removed them to avoid any confusion.  In the few instances where those phrases remain in other sections of the proxy statement, they are intended to convey that, while there are other immaterial aspects of the disclosure, the Company believes it has addressed the material aspects in the disclosure contained in the proxy statement.

11.                             In the first paragraph in this section you indicate that you received several unsolicited inquiries regarding the possible acquisition of the Company or various business units over the last several years. Please state how many inquiries and define what you mean by “the last several years.”

RESPONSE:  The Company has revised the disclosure to clarify that the period began in the fall of 2007.  As specified in the revised disclosure, any inquiries that were reduced to writing, resulted in more than preliminary discussions or involved the sharing of nonpublic information are all addressed in this section of the Proxy Statement.

12.                             In the second paragraph on page 16 you state that on November 5, 2007 you formed a special committee with respect to an unsolicited expression of interest from a financial buyer. Please identify all members of that special committee. Also, please disclose your procedures for how you determine if you should form a special committee. If you have no procedures, please state why the board of directors determined to form a special committee on November 5, 2007.

RESPONSE:  The Company has identified the members of the initial special committee.  The Company has clarified that it did not have any procedures for the determination of when to form a special committee.  The Company has also disclosed the reason why the special committee was formed.

Securities and Exchange Commission

June 2, 2010

Page Five

13.                             You state that your Board met to engage in strategic planning on October 15, 16, and 17, 2008. Please describe the material aspects of the items discussed and the board of directors’ conclusions.

RESPONSE:  The Company has provided additional information concerning this strategic planning meeting.

14.                             Please state, beyond the fact that Thomas lino, William D, Jones and Geoffrey C. Ketcham were independent directors, why they were selected to be Special Committee members. Please also disclose any limitations or special powers that the Special Committee was granted when it was created. Finally, please briefly discuss why Mr. Ketcham resigned as director and why Donovan D. Huennekens was selected to fill his vacancy on the Special Committee.

RESPONSE:  The Company has disclosed the reason for the selection of the members of the Special Committee, expanded the discussion of the powers of the Special Committee and added a statement that there were no limitations on its authority.  Finally, the Company has briefly described the reason for Mr. Ketcham’s resignation and Mr. Huennekens’ selection.

15.                             We note that on February 4, 2009, Wells Fargo presented the Special Committee with potential strategic alternatives for you. Please disclose those alternatives and why you chose not to pursue them.

RESPONSE:  The Company has revised the disclosure to include the potential strategic alternatives.  We note that the consideration of alternatives was ongoing throughout the process and was always being weighed by both the Board and the Special Committee against the likelihood of finding a strategic or financial buyer that would offer a price that would be acceptable.

16.                             We note that Wells Fargo described to the Special Committee on February 17, 2009 their process for selecting financial buyers that would likely wish to engage a transaction with you. Please revise your filing to describe that process.

RESPONSE:  The Company has revised the disclosure in the amended Proxy Statement.

17.                             We note that on March 13, 2009 Mr. Iino described certain communications that had taken place with SB-A. Please revise your filing to describe the material aspects of those communications.

RESPONSE:  The Company has revised the discussion to disclose the material aspects of the communications that took place with SB-A.

18.                             We note that Wells Fargo sent eight parties an initial bid process letter on April 1, 2009. Please describe the material aspects of that letter.

Securities and Exchange Commission

June 2, 2010

Page Six

RESPONSE:  The Company has revised the discussion to disclose the material aspects of the initial bid process letter on April 1, 2009.

19.                             We note that Wells Fargo provide the Special Committee with a sum-of-the-parts analysis on April 8, 2009. Please describe the materials aspects of that analysis.

RESPONSE:  The Company has revised the discussion to disclose the material aspects of the sum-of-the parts analysis on April 8, 2009.

20.                             We note that on April 16, 2009 Wells Fargo presented the Special Committee with potential strategic alternatives for you. Please disclose those alternatives and why you chose not to pursue them.

RESPONSE:  The Company has revised the discussion to disclose a description of the break-up analysis as one of the strategic alternatives.  As noted in the response to comment 15, both the Special Committee and the Board considered these alternatives throughout the process.

21.                             In the sixth full paragraph on page 21 you state that you were negotiating an amendment to your bank credit facility to provide you more time to file your Form 10-Qs for the first and second quarters of 2009. Please clarify how this negotiation would provide you more time for you to file your Form 10-Qs for the first and second quarters of 2009.

RESPONSE:  The Company has revised the discussion to clarify the reason for the amendment to the credit facility as it related to the filing of the Company’s Form 10-Qs.

22.                             Please discuss why the composition of the Special Committee was changed on October 23, 2009, including why an additional member was added.

RESPONSE:  The Company has revised the discussion to provide additional information about the change in composition of the Special Committee.

23.                             Please briefly describe how the Special Committee decided which parties to extend an invitation to submit an updated indication of interest. Also, please indicate if the invitation was written or oral. In either event, please describe the material aspects of the invitation.

RESPONSE:  The Company has added a description of the decision concerning which parties to extend an invitation to submit an updated indication of interest, and the material aspects of the written invitation.

24.                             Please briefly describe the “major deal points” identified by the Special Committee from the marked-up version of the merger agreement that IIF LLC/WAM submitted and the Special Committee’s position on these major deal points.

Securities and Exchange Commission

June 2, 2010

Page Seven

RESPONSE:  The Company has added a description of the “major deal points” submitted and the Special Committee’s position.

25.                             We note that on February 28, 2010 Wells Fargo described to the Board of Directors the process that the Special Committee had utilized to select parties that might be interested in entering into a transaction with you. In this section, or in another logical place of this section, please describe the process that the Special Committee utilized to select parties that might be interested in a transaction.

RESPONSE:  The Company has revised the disclosure in the amended Proxy Statement.

Reasons for the Recommendation of the Board of Directors, page 30

26.                             Please discuss the factors that the board considered in specific terms and for each of the factors discussed, disclose how each factor either supported or did not support your decision to approve the merger. For example, you state that one of the factors is “the financial presentation of Wells Fargo,” but you do not explain how this information impacted the board’s decision.

RESPONSE:  The Company has expanded the discussion to include the factors that the Board considered and to explain that each supported its decision to approve the merger agreement.

Opinion of Financial Advisor, page 31

27.                             We note that Wells Fargo provided its oral opinion to the Special Committee on March 1, 2010, which was subsequently confirmed in writing on March 2,  2010. Please provide us a supplemental copy of any materials, such as board books used in their presentation to the Special Committee, We may have additional comments after reviewing your response and any materials you provide us.

RESPONSE:  Sullivan & Cromwell LLP, as counsel to Wells Fargo Securities, LLC (the financial advisor to the Special Committee), is submitting supplementally under separate cover a copy of the written presentation provided to the Special Committee on March 1, 2010, which is the only written material provided by Wells Fargo Securities, LLC to the Special Committee during this presentation.  This submission will be made together with a request that the materials being submitted be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice by the Commission and pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended.

28.                             We note that the financial advisor reviewed financial projections in connection with the fairness opinion. Please supplementally provide to us material projections that were exchanged and relied upon among the parties and your financial advisor. Please also summarize this information and the underlying assumptions in the proxy statement.

Securities and Exchange Commission

June 2, 2010

Page Eight

RESPONSE:  The Company has revised the disclosure to include a new section under the heading “Certain Projections,” which includes a summary of the financial projections provided to all of the parties in the bidding process and used in connection with the fairness opinion.  Under separate cover, we are providing a copy of the projections on a supplemental basis to the Staff, with a request that the materials be kept confidential by the Commission in accordance with Rule 83 of the Rules of Practice of the Commission and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, and amended.

29.                             We note that your disclosure that events occurring after March 1, 2010 may affect the financial advisor’s opinion and Wells Fargo did not assume any obligation to update, revise or reaffirm its opinion. Please disclose whether any material changes in the Company’s operations, performance or in any of the projections or assumptions upon which Wells Fargo based its opinion have occurred since the delivery of the opinion or are anticipated to occur before the shareholder meeting.

RESPONSE:  The Company has addressed this comment in the final paragraph under the heading “Certain Projections.”

30.                             Please discuss the procedures, if any, that the Special Committee followed in their decision to retain Wells Fargo as their financial advisor. Also, please discuss if the Special Committee considered any other firms. If the Special Committee did not consider any other firms to provide you with a fairness opinion please discuss why.

RESPONSE:  The Company has revised the “Background of the Merger” section to disclose the procedure that the Special Committee followed and the reasons for selecting Wells Fargo Securities as financial advisor.

31.                             We note the first sentence under Other Considerations on page 37 indicating that the financial advisor prepared its opinion “solely” for the Special Committee. Please revise, since it appears to be a limitation on reliance by shareholders.

RESPONSE:  The Company has revised the disclosure in the amended Proxy Statement.

32.                             We note your disclosure on page 38 regarding the material relationships between Wells Fargo and SouthWest Water does not provide a quantitative description of the fees paid or to be paid to Wells Fargo and its affiliates by SouthWest Water, including the fee to be paid to Wells Fargo for acting as the Special Committee’s financial advisor. Please revise the filing to provide such disclosures. Also, we note that the fee to Wells Fargo for acting as the financial advisor to the Special Committee is payable upon the consummation of the merger. Please revise your filing to clarify if the fee due Wells Fargo is contingent solely upon the consummation of the merger. If the fee is not strictly contingent on consummation of the merger, please clarify how Wells Fargo may otherwise receive payment.

Securities and Exchange Commission

June 2, 2010

Page Nine

RESPONSE:  The Company has revised the disclosure in the amended Proxy Statement.

33.                             Please disclose that Wells Fargo Securities has consented to the use of the opinion in the document.

RESPONSE:  The Company has revised the disclosure in the amended Proxy Statement.

Regulatory Matters, page 45

34.                             Please update this section to include the status of the various regulatory approvals required for closing.

RESPONSE:  The Company has updated this section as requested.

Litigation Related to the Merger, page 46

35.                             Please provide us a copy of the complaints related to the merger.

RESPONSE:  We have included a copy of each of the complaints related to the merger in the materials provided supplementally to Mr. Errett.  We note that one of the plaintiffs in a pending litigation matter pending at the time the merger agreement was announced had amended the complaint to add claims relating to the merger.  Those claims were dismissed after the initial filing of the proxy materials, so there are now seven pending cases related to the merger.

The Merger Agreement, page 47

36.                             We note the disclaimer in the second paragraph. Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding contractual provisions are required to make the statements included in the filing not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the purchase agreement, you have provided corrective disclosure.

RESPONSE:  The Company has revised the discussion to confirm that the Company has disclosed all specific facts of which it is aware that materially qualify or contradict the representations and warranties in the merger agreement.

On behalf of the Company, we hereby confirm that the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission

June 2, 2010

Page Ten

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

If you have any questions or comments regarding this letter, please contact me at (858) 677-1443.

Very truly yours,

DLA Piper LLP (US)

Douglas J. Rein

Partner

Admitted in California

DJR:

cc:                              Robert W. Errett, Securities and Exchange Commission

Mark Swatek, SouthWest Water Company

Ken Dix, SouthWest Water Company

WEST\21972910.4
367467-000001